Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

November 5, 2004

Via Facsimile and EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Larry Spirgel (Mail Stop 0407)

Re:	Comcast Corporation Form S-3 Filed September 21, 2004 SEC File No. 333-119161

Ladies and Gentlemen:

        This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated November 1, 2004, from Larry Spirgel, Assistant Director of the Division of Corporation Finance, to Arthur R. Block, Senior Vice President of Comcast Corporation (the “Company”). The responses set forth below are numbered to correspond to the numbered comments in the Comment Letter. Additionally, the Company is simultaneously filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Comment Letter.

        1. The options sold to JP Morgan Chase Bank will have terms commonly found in market traded options. These terms include the automatic exercise of in-the-money options at maturity, detailed anti-dilution adjustment provisions for dividends and adjustment provisions for mergers, tender offers, nationalizations, insolvencies and de-listings, which adjustments are based upon the methods for adjustment suggested by the International Swap and Derivative Association.

        Further in compliance with this comment, disclosure has been added to the "Background and Purpose of the Sales Covered by this Prospectus and Related Transactions" and "Arrangements with JPMorgan Chase and J.P. Morgan Securities Inc." sections of

Pepper Hamilton LLP
Securities and Exchange Commission
November 5, 2004

Amendment No. 2 to expand on the terms that are typically found in equity option transactions between sophisticated financial counterparties at arm's length.

        2. In response to this comment, we have added a new paragraph to the “Plan of Distribution” section of Amendment No. 2 to explain how JP Morgan Chase Bank will adjust its short position to hedge its economic risk with respect to the options that it purchases from the Company.

        3. In response to this comment, we have incorporated the substance of the final two sentences of our response to comment 5 of our letter dated October 22, 2004 into the third paragraph of the "Plan of Distribution" section of Amendment No. 2.

        4. In response to this comment, we have clarified the disclosure in the "Plan of Distribution" section of Amendment No. 2.

        5. In response to this comment, we have added disclosure to the "Plan of Distribution" section and elsewhere within Amendment No. 2 to explain the applicable regulatory requirements.

        We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at 215.981.4773.

Very truly yours,

/s/ Robert A. Friedel Robert A. Friedel